

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2020

Senthil Sundaram
Chief Executive Officer
Terns Pharmaceuticals, Inc.
1065 East Hillsdale Blvd., Suite 100
Foster City, California 94404

> **Re: Terns Pharmaceuticals, Inc.**
> **Amendment No.1 to Draft Registration Statement on Form S-1**
> **Filed December 15, 2020**
> **CIK No. 0001831363**

Dear Mr. Sundaram:

   We have reviewed your amended draft registration statement and have the following comment.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Risk Factors, page 12

1.   We note that in response to prior comment number 6 you deleted the risk factor regarding potential restrictions in China on transferring your scientific data abroad. Please provide us with your analysis as to why you believe the Measures for the Management of Scientific Data promulgated by the General Office of the PRC State Council does not apply to the scientific data resulting from your activities in China.

You may contact David Burton at 202-551-3626 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian Cuneo